

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

JD Larsen
Chief Financial Officer
Chosen, Inc.
4 S 2600 W
Suite 5
Hurricane, UT 84737

   Re: Chosen, Inc.
     Registration Statement on Form 10-12G
     Filed February 2, 2023
     File No. 000-56519

Dear JD Larsen:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Tej Prakash